Exhibit 99.4
Appendix C Biography of Directors of Board for Re-Election
     Sang Jun Park has served as our representative director and chief executive officer since January 2005 after serving as our co-chief executive officer since May 2004. Having joined us in June 2000 as one of our founding members and, prior to becoming our chief executive officer, Mr. Park served as our chief operating officer overseeing both our global business expansion into the North American and Asian markets, as well as our business in Korea. Mr. Park is also a director of AirCross, our affiliate. From 1994 to June 2000, Mr. Park worked at SK Telecom as general manager in charge of overseas business financial and accounting management and international corporate finance. Mr. Park has over ten years of experience in the wireless industry. Mr. Park received his bachelor’s degree in business administration from Sogang University.
     Jin Woo So has served as the chairman of our board of directors since our inception in June 2000. From our inception to January 2005, Mr. So was our chief executive officer and directed our global expansion efforts and acquisition of WiderThan Americas. Mr. So is currently senior vice president of SK Telecom in charge of global business and business development and serves on the boards of, a number of telecommunication service companies affiliated with the SK Business Group, including SLD Telecom Pte Ltd. of Vietnam, UNISK (Beijing) Information Co., Ltd., SK Telecom International Inc., SK Telecom China Co., Ltd., SK Telecom USA Holdings Inc.. Mr. So does not hold directorship positions with any other public company. From 2001 to 2004, Mr. So served as the chief executive officer of SK Communications, a leading community portal operator in Korea. Mr. So has over 14 years of experience in the wireless and web portal industry in which he served in various executive positions. Mr. So received his bachelor’s degree in electrical engineering from Seoul National University and his master’s degree in business administration from the University of Iowa.

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